IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MMODAL INC. SHAREHOLDER LITIGATION	) ) )	CONSOLIDATED C.A. No. 7675-VCP

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties (the “Parties”) to the action in the Court of Chancery of the State of Delaware (the “Court”), styled In re MModal Inc Shareholder Litigation, C.A. No. 7675-VCP (the “Action”), have reached an agreement in principle providing for the full settlement of the Action on the terms and subject to the conditions set forth in this Memorandum of Understanding (“MOU”);

WHEREAS, on July 2, 2012, MModal Inc. (the “Company”), a Delaware corporation with its principal executive offices in Franklin, Tennessee, entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Legend Parent, Inc. (“Parent”), and Legend Acquisition Sub, Inc. (“Sub,” each an affiliate of One Equity Partners V, L.P. (“OEP”), and collectively, the “OEP Defendants”), providing for, inter alia, the merger of Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct subsidiary of Parent (the “Proposed Transaction”);

WHEREAS, pursuant to the Merger Agreement, Sub offered to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”) of the Company at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”);

WHEREAS, on July 2, 2012, in connection with the entry into the Merger Agreement, investment entities affiliated with S.A.C. Private Capital Group, LLC (the “S.A.C. PCG Funds”), collectively the Company’s largest shareholder, entered into a support agreement with Parent and Purchaser (the “Support Agreement”) under which, inter alia, they have agreed to tender all of their shares of Common Stock in the Offer and to support the Merger and, if applicable, to vote all of their shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of the Support Agreement;

WHEREAS, the Support Agreement may terminate only upon certain circumstances, including upon termination of the Merger Agreement;

WHEREAS, based on Schedule I to the Support Agreement, the S.A.C. PCG Funds collectively beneficially own 17,560,291 shares of Common Stock, which represents approximately 31% of the issued and outstanding shares of Common Stock;

WHEREAS, in connection with the process leading to execution of the Merger Agreement, the Company negotiated with potential financial buyers and entered into certain confidentiality agreements;

WHEREAS, the confidentiality agreements entered into between the Company and each of the potential financial buyers included standstill provisions that prohibited such potential financial buyers from making an offer (i.e., a “topping bid”) to the Company’s shareholders to acquire their shares of Company stock without the prior written consent of the Company. The standstill provisions further provided that such potential buyers could not request that the Company amend or waive this provision;

WHEREAS, on July 6, 2012, a purported shareholder of the Company filed a putative class action lawsuit in the Court, captioned Alan Kahn v. Roger L. Davenport, et al., Case No. 7675-VCP, against the Company, the members of the Company’s board of directors, and the OEP Defendants, alleging that the directors breached their fiduciary obligations because they (i) agreed to a flawed process and that the Support Agreement precluded the emergence of competing bidders and whereby the Company’s financial advisor was not independent, and (ii) failed to maximize shareholder value; and further alleging that the OEP Defendants aided and abetted those alleged breaches of fiduciary duty;

WHEREAS, on July 9, 2012, a purported shareholder of the Company filed a putative class action lawsuit in the Court, captioned Edward Forstein v. MModal Inc. et al., Case No. 7680-VCP, against the Company, the members of the Company’s board of directors, and the OEP Defendants, alleging that the directors breached their fiduciary obligations because (i) one of the Company’s financial advisors was materially conflicted, (ii) the Company’s largest shareholder had different interests than the Company’s public shareholders, (iii) they agreed to preclusive deal protection provisions, and (iv) the individual directors failed to maximize shareholder value; and further alleging that the OEP Defendants aided and abetted those alleged breaches of fiduciary duty;

WHEREAS, on July 10, 2012, a purported shareholder of the Company filed a putative class action lawsuit in the Court, captioned Scott Phillips v. Roger L. Davenport, et al., Case No. 7685-VCP, against the Company, the members of the Company’s board of directors, and OEP Defendants, alleging that the directors breached their fiduciary obligations because they (i) agreed to preclusive deal protection provisions, (ii) failed to maximize shareholder value, and (iii) have material conflicts of interest; and further alleging that the OEP Defendants aided and abetted those alleged breaches of fiduciary duty;

WHEREAS, the Offer to Purchase was filed with the SEC on July 17, 2012, along with a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”). The Offer to Purchase was set to expire on August 13, 2012, unless extended;

WHEREAS, the foregoing lawsuits brought by Kahn, Forstein, and Phillips were consolidated into the above-captioned Action by Order dated July 18, 2012;

WHEREAS, on July 24, 2012, Plaintiffs filed a Consolidated Amended Complaint, in which Plaintiffs further allege numerous omissions of material facts in the

Recommendation Statement. The Consolidated Amended Complaint alleged, among other things, that the Recommendation Statement was deficient because it failed to disclose to shareholders the multi-year projections of unlevered free cash flows used by the Macquarie Capital (USA) Inc. (“Macquarie”), the Company’s lead financial advisor in connection with the Proposed Transaction, in connection with a discounted cash flow analysis performed by Macquarie and failed to disclose why Macquarie applied discount rates as high as 40% in the discounted cash flow analysis with respect to projections of unlevered free cash flows for certain of the Company’s business segments. The Consolidated Amended Complaint also alleged, among other things, that the Support Agreement was coercive because the S.A.C. PCG Funds could not revoke the tender of their shares in the event MModal’s board of directors issued an Adverse Recommendation Change (as defined in the Merger Agreement), such as permitted under the Merger Agreement in response to a Superior Proposal (as defined in the Merger Agreement) if failure to issue an Adverse Recommendation Change would be inconsistent with the director’s fiduciary duties, and alleged claims that the S.A.C. PCG Funds aided and abetted other defendants’ breaches of fiduciary duty. The Consolidated Amended Complaint sought,, among other things, preliminary and permanent injunctive relief prohibiting consummation of the Proposed Transaction, damages and attorneys’ fees and costs;

WHEREAS, on July 24, 2012, Plaintiffs filed a motion for expedited proceedings that sought expedited discovery and an expedited hearing and briefing schedule with respect to Plaintiffs’ motion for a preliminary injunction;

WHEREAS, after the parties reached agreement on expedited discovery and an expedited hearing and briefing schedule with respect to Plaintiffs’ motion for a preliminary injunction, the Court scheduled a hearing on Plaintiffs’ motion for preliminary injunction for August 10, 2012;

WHEREAS, on July 29, 2012, Macquarie produced internal, non-public confidential documents to counsel for Plaintiffs in response to a subpoena that Plaintiffs served on Macquarie;

WHEREAS, on July 31, 2012, the Company and the individual defendants in the Action produced approximately 110,000 pages of internal, non-public, confidential documents to counsel for Plaintiffs in response to Plaintiffs’ document requests;

WHEREAS, on July 31, 2012, the OEP Defendants produced internal, non-public, confidential documents to counsel for Plaintiffs in response to Plaintiffs’ document requests;

WHEREAS, on August 2, 2012, Plaintiffs’ counsel took the deposition of defendant Frank Baker, director of the Company and a member of the Transaction Committee of the Company’s Board of Directors;

WHEREAS, on August 2, 2012, Plaintiffs’ counsel took the deposition of David Dorfman, Senior Managing Director of Macquarie;

WHEREAS, on August 4, 2012, Plaintiffs’ counsel took the deposition of defendant Roger L. Davenport, the Chairman and Chief Executive Officer of the Company;

WHEREAS, on August 6, 2012, Plaintiffs served and filed their opening papers in support of their motion for a preliminary injunction;

WHEREAS, the Parties have engaged in arm’s-length settlement negotiations;

WHEREAS, on August 8, 2012, Plaintiffs and defendants in the Action (collectively, “Defendants”), through their respective counsel, reached an agreement on the substantive terms of a global settlement resolving all claims relating to the Merger Agreement, the Proposed Transaction, the Support Agreement, and the disclosures and statements in the Schedule 14D-9;

WHEREAS, the Parties believe that it is reasonable to pursue the settlement based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU; and

WHEREAS, the Parties have had no discussions concerning the amount of any potential application for attorneys’ fees in connection with this MOU or ultimate settlement of the Action.

NOW THEREFORE, the Parties have reached the following agreement in principle, which will be reduced to a Settlement Agreement (as defined below) and is intended to be a full and final resolution of the Released Claims (as defined below) (the “Settlement”). The Settlement, through the Settlement Agreement, shall provide for and encompass the following and other terms:

1. Supplemental Disclosures: The Company is to provide the Supplemental Disclosures identified in the document attached hereto as Exhibit A in a filing with the SEC on Schedule 14D-9/A, to be filed on August 8, 2012. Defendants acknowledge that the efforts of Plaintiffs and Plaintiffs’ counsel in the Action were the sole cause of the Supplemental Disclosures that were made.

2. Release From the Standstill Provision: The OEP Defendants will waive the obligations of the Company under the Merger Agreement to permit the Company to waive, and the Company shall waive on August 8, 2012 (by waiver letter in substantially the form attached hereto as Exhibit B), the standstill obligations of the financial sponsors (excluding One Equity Partners IV, L.P.) referred to in the “Background of the Offer and the Merger” section of the Recommendation Statement filed by the Company, that entered into a confidentiality agreement with the Company between March 16, 2012 and April 11, 2012. Defendants shall disclose the fact of such waiver in a filing with the SEC to be filed on August 8, 2012. The waiver letter referenced herein shall be transmitted by facsimile to these certain financial sponsors as promptly as practicable after the SEC filing described in the preceding sentence. Defendants acknowledge that the efforts of Plaintiffs and Plaintiffs’ counsel in the Action were the sole cause of this change.

3. Extension of the Tender Offer: The OEP Defendants’ Offer to Purchase, currently set to close on August 13, 2012, will be extended, such that it will remain open until at least 11:59 P.M. on August 14, 2012. Defendants shall disclose the fact of such extension in a filing with the SEC to be filed on August 8, 2012. Defendants acknowledge that the efforts of Plaintiffs and Plaintiffs’ counsel in the Action were the sole cause of this change.

4. Waiver of Support Agreement: The OEP Defendants will agree that, upon an Adverse Recommendation Change and for so long as a Company Recommendation (as defined in the Merger Agreement) is not subsequently reasserted or reaffirmed, the obligations of each of the S.A.C. PCG Funds to, inter alia, (i) tender its shares of Common Stock in (and not withdraw its shares of Common Stock from) the Offer, (ii) vote its shares of Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and (iii) not vote its shares of Common Stock in favor of a competing proposal, shall, in each case, be waived solely with respect to 50% of the shares of Common Stock owned by such S.A.C. PCG Funds. This waiver shall not affect or prevent the termination of the Support Agreement in the event of a termination of the Merger Agreement in accordance with its terms. Defendants shall disclose the fact of such waiver in a filing with the SEC to be filed on August 8, 2012. Defendants acknowledge that the efforts of Plaintiffs and Plaintiffs’ counsel in the Action were the sole cause of this change.

5. No Preliminary Injunction: Because this Settlement will have provided the majority of the relief sought in their motion for preliminary injunction, Plaintiffs will voluntarily withdraw their motion for a preliminary injunction by close of business on August 8, 2012, and will so inform the Court; and they will not otherwise seek injunctive relief of any kind in any forum, including but not limited to any state or federal court, related to the OEP Defendants’ Offer to Purchase, the closing of the Proposed Transaction, or take any other action to prevent or delay the expiration of the OEP Defendants’ Offer to Purchase or the closing of the Proposed Transaction.

6. Voluntary Dismissal of the Action with Prejudice: Plaintiffs’ claims will be dismissed with prejudice by operation of law upon Final Court Approval (as defined below) of the Settlement. The Parties agree to use their best efforts to prevent, stay, or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Released Parties (as defined below) which challenges the Settlement, the Proposed Transaction (including any transactions contemplated thereby), or otherwise involves, directly or indirectly, a Released Claim (as defined below).

7. Stay Pending Court Approval. Pending negotiation, execution, and Final Approval (as defined below) of the Settlement Agreement and Settlement by the Court, Plaintiffs agree to stay the proceedings in the Action (other than Confirmatory Discovery, as defined below, and such proceedings as are necessary to obtain Final Court Approval) and to stay and not to initiate any other proceedings other than those incident to the Settlement itself and, if necessary, request and stipulate that the Court (as appropriate) enter an order staying the Action. The parties’ respective deadlines to respond to any filed or served pleadings or discovery requests are extended indefinitely.

8. Settlement Agreement: The Parties shall negotiate in good faith and execute an appropriate stipulation of settlement (the “Settlement Agreement”) consistent with the terms of this MOU and will present the Settlement Agreement and such other documentation as may be required to obtain Court approval of the Settlement to the Court as soon as practicable following execution of the Settlement Agreement. The Parties will use their best efforts to obtain Final Court Approval of the Settlement. As used herein, “Final Court Approval” of the Settlement means the Court has entered an order and final judgment approving the Settlement and that order and judgment is finally affirmed on appeal or is no longer subject to appeal, or any other form of judicial review. Final Court Approval is expressly not conditioned on the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in Paragraph 15 below, and any appeal related thereto.

9. Representations of the Parties and Counsel: Defendants deny and continue to deny that they have committed or aided or abetted in the commission of any unlawful or wrongful act alleged in the Action and maintain that they diligently and scrupulously complied with their fiduciary duties and disclosure obligations under applicable law and have acted lawfully and appropriately at all times, and Defendants are entering into this MOU solely because the proposed Settlement will avoid the risks, costs, disruption and distraction of further litigation. By agreeing to this Settlement and by making the supplemental disclosures described in Paragraph 1, Defendants in no way admit that the disclosures are material or required by law. Plaintiffs believe that their claims were meritorious when filed. By agreeing to this Settlement, Plaintiffs do not admit, and shall not be deemed to have admitted, any shortcoming, weakness or infirmity in their claims, and Plaintiffs are entering into the Settlement only because they believe that the terms set forth herein will provide substantial benefits to Plaintiffs and the putative class of Company shareholders. Plaintiffs’ counsel represent that Plaintiffs have been shareholders of the Company at all relevant times and that they have not assigned, encumbered, or in any manner transferred in whole or in part the claims in the Action. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

10. Conditional Class Certification: The Settlement Agreement shall provide for the conditional certification in the Action, for settlement purposes only, of a non-opt-out class pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) that includes any person or entity who was a record holder or beneficial owner of Company common stock at any time between and including February 6, 2012 and the effective date of the Proposed Transaction (regardless of the date of purchase or sale of Company common stock), their respective successors-in-interest, successors, predecessors-in-interest, predecessors, agents, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, but excluding the specifically named Defendants, any person, firm, trust, corporation or other entity affiliated with any Defendant, and each of their legal representatives, heirs, successors in interest, transferees, and assignees (the “Class”).

11. Injunctions Against Further Proceedings: The Settlement Agreement shall provide for an injunction against any further proceedings related to the Released Claims in the Action other than proceedings to implement the Settlement. The Settlement Agreement shall also provide for an injunction against Class members bringing any claims covered by the Settlement in any other action, suit, or proceeding. If any action is filed or pursued in any court asserting claims that are related, directly or indirectly, to the subject matter of the Settlement or a Released Claim prior to Final Court Approval of the proposed Settlement, the Parties shall cooperate in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss or demurrer to such litigation and using their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class.

12. Release: The Settlement Agreement shall provide, among other things:

(a) For the complete discharge, dismissal with prejudice on the merits, release and settlement, to the fullest extent permitted by law, of all known and unknown claims of every nature and description whatsoever, whether or not concealed or hidden, against Defendants and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, controlling shareholders, partners, members, managers, representatives, agents, insurers, officers, directors, employees, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them, and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, controlling shareholders, representatives, agents, officers, directors, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them (including, without limitation, Macquarie Capital (USA) Inc., RBC Capital Markets, LLC, Dechert LLP, Abrams & Bayliss LLP, Simpson Thacher & Bartlett LLP, Richards, Layton & Finger, P.A., Davis Polk & Wardwell LLP, White & Case LLP, Willkie Farr & Gallagher LLP, Morris, Nichols, Arsht & Tunnell LLP and any and all other investment bankers, accountants, insurers, reinsurers, or attorneys and any past, present or future officers, directors, partners and employees of any of them (collectively, the “Released Parties”)) that have or could have been asserted by Plaintiffs or any member of the Class during the class period, including class, individual or other claims, in state or federal court, and, based upon, arising from, or related to the claims or allegations in the Action including, but not limited to, claims or allegations based upon, arising from, or related to: (i) the Proposed Transaction, or any amendment thereto; (ii) the adequacy of the consideration to be paid to Company shareholders in connection with the Proposed Transaction; (iii) the fiduciary obligations, if any, of the Defendants or Released Parties in connection with the Proposed Transaction, or any amendment thereto; (iv) the negotiations in connection with the Proposed Transaction, or any amendment thereto; (v) the disclosures or disclosure obligations of the Defendants or Released Parties in connection with the Proposed Transaction; and (vi) the Support Agreement, provided that this release shall not apply to (i) properly perfected claims for appraisal by Company shareholders pursuant to Section 262 of the General Corporation Law of the State of Delaware (8 Del. C. § 262), or (ii) claims by the parties to enforce the terms of the Settlement (collectively, the “Released Claims”).

(b) Such release shall cover all claims both known and unknown, with the Parties agreeing to waive the benefits of §1542 of the California Civil Code (or by any law of any state or territory of the United States, or principle of common law that is similar, comparable or equivalent of §1542 of the California Civil Code) which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

(c) The release shall further provide that Plaintiffs, for themselves and on behalf of the Class, acknowledge that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as Plaintiffs and on behalf of the Class, to fully, finally, and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts. Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the Settlement of which this release is a part.

(d) That Defendants shall release and be barred forever from asserting any claims whatsoever against Plaintiffs and Plaintiffs’ counsel arising from the initiation, prosecution, litigation or resolution of the Action, provided that such release shall not bar any claims for the enforcement of the terms of the Settlement.

(e) That Defendants shall have the right to withdraw from the Settlement in the event that any claim related to the Released Claims is commenced or prosecuted against any of the Released Parties in any court prior to Final Court Approval of the Settlement, unless such claim is promptly stayed or dismissed. In the event that any such claim is commenced or prosecuted against any of the Released Parties, the Parties shall cooperate and use best efforts to secure the dismissal with prejudice thereof (or a stay thereof in contemplation of dismissal with prejudice, following Final Court Approval of the Settlement).

(f) That the Settlement and the payment of any attorneys’ fees under the terms of the Settlement are expressly conditioned upon the Proposed Transaction becoming effective.

13. Confirmatory Discovery. Plaintiffs’ Counsel reserves the right to conduct such reasonable additional discovery (“Confirmatory Discovery”) as they deem appropriate and necessary and as agreed to by the parties to confirm the fairness, adequacy and reasonableness of the terms of this Settlement. The parties will attempt in good faith and use their best efforts to complete Confirmatory Discovery prior to the closing of the Proposed Transaction, or such other time as the Parties may agree. The Settlement contemplated herein is contingent on the satisfactory completion of Confirmatory Discovery by Plaintiffs’ Counsel and Plaintiffs’ Counsel continuing good faith belief at the end of Confirmatory Discovery that the Settlement is fair, reasonable and adequate.

14. Notice: The Company or its successor(s)-in-interest shall be responsible for providing notice of the proposed Settlement to the members of the Class, and the Company or its successor(s)-in-interest shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class, with the understanding that such notice shall be effected by mail and internet publication, or such other method or methods as the Court deems appropriate.

15. Fees and Expenses: Following the execution of this MOU, the parties will negotiate in good faith respecting an appropriate fee for Plaintiffs’ counsel in the Action. It is acknowledged that Plaintiffs and their counsel intend to petition the Court for an award of fees and expenses in connection with the Action. Any award to Plaintiffs’ counsel for fees and expenses shall be determined by the Court, or by a later agreement of the parties (subject to approval of the Court). The approval of fees and expenses for Plaintiffs’ counsel shall be in the sole discretion of the Court and shall not be a condition of the Settlement or the entry of final judgment in the Action. Any fees and expenses awarded to Plaintiffs’ Counsel shall be paid by the Company or its successor(s)-in-interest, on behalf of all Defendants, within ten business days of the entry of an order awarding such fees and expenses, subject to the joint and several obligations of Plaintiffs’ Counsel to repay any such amount as may be subsequently reduced or reversed upon successful appeal or collateral attack upon the fee award order. The fee and expense awarded contemplated by this paragraph shall be Plaintiffs’ and/or Plaintiffs’ Counsels’ sole award of fees and expenses in connection with any and all litigation concerning the Merger Agreement or the Proposed Transaction. No fees or expenses shall be due or payable to Plaintiffs’ Counsel pursuant to the Settlement in the absence of consummation of the Proposed Transaction, although Plaintiffs and Plaintiffs’ Counsel reserve their right to make an application in the Court for an award of attorneys’ fees and expenses in the event that any of the actions contemplated by paragraphs 1, 2, 3 and 4 occur and the Proposed Transaction fails to close and Defendants reserve their right to oppose any such application.

16. Approval: The Settlement Agreement is subject to Court review and approval, including the application for fees and expenses referred to in the foregoing paragraph.

17. Binding Effect: The Settlement is subject to the following, which the Parties agree to use their best efforts to achieve: (a) the Proposed Transaction becoming effective; (b) the drafting and execution of a definitive Settlement Agreement by the Parties; (c) Final Court Approval of the Settlement by the Court of Chancery of Delaware; and (d) Plaintiffs not seeking any injunctive relief relating to the expiration of the OEP Defendants’ Offer to Purchase or Proposed Transaction prior to the closing of the Proposed Transaction, whether in the Action or in any other forum. The Settlement shall be rendered null and void and of no force and effect in the event that any of these conditions is not met or Final Court Approval fails to occur. Additionally, Defendants may, but are not obligated to, render this MOU null and void in the event that any Released Claims are commenced or prosecuted against any of the Released Parties prior to Final Court Approval and such Released Claims are not stayed or dismissed pending Final Court Approval. In any event of nullification of this MOU, the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to any of the Action, or to constitute an admission of fact or wrongdoing by any Party, shall not be used or entitle or bar any Party to recover any fees, costs or expenses incurred in connection with the Action, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the Action, or in any other tribunal, litigation, or proceeding.

18. No Admission: The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings in connection with this MOU, shall not be deemed or constitute a presumption, concession or an admission by any Party in the Action, any signatory hereto or any Released Party of any fact or issue of law, fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted, or that could have been alleged or asserted, in the Action, or any other actions or proceedings, and shall not be offered or received in evidence or otherwise used by any person in the Action, or any other action or proceeding, except in connection with any proceeding to enforce the terms of this MOU. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only.

19. Execution by Counterparts: This MOU may be executed in multiple counterparts by any of the signatories hereto, including by facsimile, and so executed shall constitute one agreement.

20. Severability: Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

21. Miscellaneous: The WHEREAS clauses in this MOU (the “recitals”) are included for convenience of reference only. In the event of any conflict or inconsistency between the recitals and the terms and conditions of this MOU, the terms and conditions of the MOU shall control. The recitals in this MOU are not intended to create or imply covenants under this MOU. The terms of this MOU and the Settlement shall be binding upon the parties and inure to the benefit of the successors, assigns, executors, administrators, heirs, and legal representatives of each of the parties, provided, however, that no assignment by any party shall operate to relieve such party of its or his obligations hereunder. The Released Parties who are not signatories hereto shall be third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understanding that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the signatories hereto.

Agreed to on August 8, 2012:

/s/ Gina M. Serra
OF COUNSEL:	Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387)
Donald J. Enright Elizabeth K. Tripodi LEVI & KORSINSKY, LLP 1101 30th Street. N.W., Suite 115	RIGRODSKY & LONG, P.A. 919 North Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310
Washington, DC 20007 (202) 524-4290

Carl L. Stine Matthew Insley-Pruitt
Joshua H. Saltzman WOLF POPPER LLP 845 Third Avenue New York, NY 10022 (212) 759-4600 (201) 567-7377	/s/ Jessica Zeldin
Jessica Zeldin (#3558) ROSENTHAL, MONHAIT & GODDESS, P.A. 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433
James S. Notis Kira German GARDY & NOTIS, LLP 560 Sylvan Avenue, Suite 3085 Englewood Cliffs, NJ 07632	Plaintiffs’ Co-Liaison Counsel

Plaintiffs’ Co-Lead Counsel

Harold B. Obstfeld HAROLD B. OBSTFELD, P.C. 100 Park Avenue, 20th Floor New York, NY 10017 (212) 696-1212

Plaintiffs’ Counsel

/s/ Thomas A. Uebler
OF COUNSEL: Chet A. Kronenberg Kathleen Eagan Murray SIMPSON THACHER & BARTLETT LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7500

Anne C. Foster (#2513)

Thomas A. Uebler (#5074)

RICHARDS, LAYTON & FINGER, P.A.

One Rodney Square

920 North King Street

Wilmington, DE 19801

(302) 651-7700

Counsel for Defendants Roger L. Davenport, V. Raman Kumar, Frank Baker, Peter Berger, Robert J. Greczyn, Jeffrey Hendren, Kenneth J. McLachlan, James P. Nolan, Colin J. O’Brien, Andrew E. Vogel, Henry C. Wolf, and MModal Inc.

/s/ Kevin G. Abrams
OF COUNSEL: Linda C. Goldstein David A. Kotler DECHERT LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500

Kevin G. Abrams (#2375)

ABRAMS & BAYLISS LLP

20 Montchanin Road, Suite 200

Wilmington, DE 19807

(302) 778-1000

Counsel for Defendants One Equity Partners V, L.P., Legend Parent, Inc., and Legend Acquisition Sub, Inc.

/s/ Bradley D. Sorrels
OF COUNSEL: Martin Klotz Jeffrey B. Korn Dan C. Kozusko WILLKIE FARR & GALLAGHER LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

William M. Lafferty (#2755)

Thomas W. Briggs, Jr. (#4076)

Bradley D. Sorrels (#5233)

MORRIS, NICHOLS, ARSHT &

TUNNELL LLP

1201 N. Market Street

Wilmington, DE 19801

(302) 658-9200

Counsel for Defendant S.A.C. Private Capital

Group, LLC